As filed with the Securities and Exchange Commission on February 6, 2004

Registration No. 333-111062

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Amedisys, Inc.
(Exact name of registrant as specified in its charter)

Delaware	11-3131700
(State or other jurisdiction	(I.R.S. Employer
of incorporation or organization)	Identification Number)

11100 Mead Road, Suite 300
Baton Rouge, Louisiana 70816
(225) 292-2031 or (800) 467-2662
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

William F. Borne
Chief Executive Officer
Amedisys, Inc.
11100 Mead Road, Suite 300
Baton Rouge, Louisiana 70816
(225) 292-2031 or (800) 467-2662
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Anthony J. Correro III, Esq	Anna T. Pinedo, Esq
Correro Fishman Haygood Phelps	James R. Tanenbaum, Esq
Walmsley & Casteix, L.L.P.	Morrison & Foerster LLP
201 St. Charles Ave., 46th Floor	1290 Avenue of the Americas
New Orleans, LA 70170-4600	New York, NY 10104
(504) 586-5252	(212) 468-8000

Approximate date of commencement of proposed sale to the public:

From time to time after the effective date of this Registration Statement, as determined by the selling security holders.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The securityholders identified in this prospectus may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated February 6, 2004
PROSPECTUS

1,995,000 Shares

Amedisys, Inc.

Common Stock

     This prospectus relates to shares of our common stock that will be sold by the selling security holders named in this prospectus. The selling security holders acquired these shares from us in a private placement completed on November 25, 2003. This prospectus also relates to shares of our common stock that will be issuable upon exercise of warrants that we issued as compensation to the placement agents in connection with the private placement. We will not receive any of the proceeds from the sale of those shares, but, we may receive proceeds from the exercise of the warrants, if the warrants are exercised for cash.

     Our common stock is traded on the Nasdaq National Market with the symbol “AMED.” On February 4, 2004, the last reported sales price for our common stock on the Nasdaq National Market was $15.76 per share.

     See “Risk Factors” beginning on page 3 of this Prospectus for factors you should consider before buying shares of our common stock.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is February 6, 2004.

OUR BUSINESS

     The Securities and Exchange Commission (the “SEC”) allows us to “incorporate by reference” certain information that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will update automatically, supplement and/or supersede this information. Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. You should read the following summary together with the more detailed information regarding our company, our common stock and our financial statements and notes to those statements appearing elsewhere in this prospectus or incorporated herein by reference. References in this prospectus to “our company,” “we,” “our,” and “us” refer to Amedisys, Inc. and its subsidiaries.

     We are a Delaware corporation providing home health care nursing services in the southern and southeastern United States. At December 31, 2003, we operated 78 home care nursing offices and our corporate office is located in Baton Rouge, Louisiana. We provide a wide variety of home health care related services, including the following:

•	general skilled nursing care provided by registered nurses and licensed practical nurses who assess the appropriateness of home health care and instruct the patient and family regarding necessary treatments;

•	specialty services such as wound care, skilled monitoring, assessments and patient education;

•	technical procedures such as medication administration and surgical dressing replacement;

•	physical and occupational therapy to strengthen muscles, restore range of motion and help patients perform daily activities;

•	speech therapy to restore communication and oral skills; and

•	counseling and assistance services to help families address the problems associated with acute and chronic illnesses.

     In 1999, we introduced disease management programs for wound care, cardiovascular disease, and diabetes. In 2000, we introduced other disease management programs, such as pulmonary/respiratory care, pneumonia, and cancer. Our disease management programs coordinate care with other medical professionals involved in treating the patient and include frequent patient monitoring along with patient and family education and empowerment.

     All of our licensed, certified agencies are either accredited by the Joint Commission on Accreditation of Health Care Organizations or are in the accreditation application process, with the exception of five agencies which are accredited by the Community Health Accreditation Program.

     We use an internally developed software system to manage and integrate a number of financial and operating functions into a single entry system. In 1998, we sold our software system to an affiliate of CareSouth Home Health Services, Inc. (“CareSouth”) and since October 2001, we have been using the software pursuant to a licensing agreement which expires in May 2004. The agreement contains a bargain purchase option which we intend to exercise upon expiration of the agreement. We have enhanced the software extensively, particularly with respect to clinical management, and have supplemented it with other externally sourced software.

     Revenues generated from our home health care services are paid primarily by Medicare but also by Medicaid, private insurance carriers, managed care organizations, individuals and other local health insurance programs. Medicare is a federally funded program available to persons with certain disabilities and persons aged 65 or older. Medicaid, a program jointly funded by federal, state, and local governmental health care programs, is designed to pay for certain health care and medical services provided to low income individuals without regard to age. We have several contracts for negotiated fees with insurers and managed care organizations. We submit all Medicare home health claims to a single fiscal intermediary for the federal government.

     Traditionally, the home health care industry has been highly fragmented, primarily comprised of smaller local home health agencies offering limited services. These local providers often do not have the necessary capital to expand their operations or services and are often not able to achieve the efficiencies needed to compete effectively. Since implementation of the Balanced Budget Act of 1997 and other legislation, the home health care industry experienced major consolidation for the first time in its history, with industry reports suggesting a reduction from approximately 11,000 agencies in 1997 to approximately 7,000 in 2002.

     In August 2003, we acquired for $8,000,000 two home health care agencies in southwest Louisiana. Pro forma statements for 2003 as if such acquisitions were made on January 1, 2003, are included herein at page F-1. On January 5, 2004, we signed a preliminary agreement to purchase for a total of approximately $20 million in cash, subject to certain adjustments, 11 home health agencies owned by Tenet Corporation and located primarily in Florida and Texas as well as other areas in which the Company currently operates. The Agreement is subject to due diligence, approvals of the respective Boards of Directors and the Seller’s right to seek higher proposals for the assets, and there can be no assurance that these acquisitions will occur in whole or part. If consummated, the acquisition will occur in mid-2004.

RISK FACTORS

     Investment in our shares involves a degree of risk. You should consider the following discussion of risks as well as other information in this prospectus and the incorporated documents before purchasing any shares. Each of these risk factors could adversely affect our business, operating results, prospects and financial condition, as well as adversely affect the value of an investment in our common stock.

     The risks described below should be considered carefully before buying any of our securities. You should also consider any risks contained in any filing with the SEC subsequent to the date of this prospectus. Additional risks that are now unknown to us or that we now consider immaterial may also harm our business.

Risks Related to Our Industry

     Profitability depends principally on the level of payment rates which to a large extent are out of the provider’s control. Reductions in rates or rate increases that do not cover cost increases will adversely affect us.

     If our costs were to increase more rapidly than the payments we receive from Medicare and other third-party payors for our home care nursing services, our profitability could be negatively impacted.

     Generally, we receive fixed payments for our services based on the level of care that we provide to patients. Accordingly, our profitability largely depends on our ability to manage costs of providing services. Although Medicare currently provides for an annual adjustment of the various payment rates based on the increase or decrease of the medical care expenditure category of the Consumer Price Index, these increases may be less than actual inflation. If these annual adjustments were eliminated or reduced, or if our costs of providing services, which consists primarily of labor costs, increased more than the annual Medicare adjustment, our profitability could be negatively impacted. Similarly, if copayments are mandated by Medicare, our profitability could be negatively impacted by either increased write-offs if we are unable to collect the copayments or as a result of a decreased demand for our services.

     Home health care providers operate in a highly regulated industry which subjects us to additional costs and may limit our growth. Any change in applicable federal, state or local laws or regulations may adversely affect our business.

     We are subject to numerous federal, state and local laws which may limit our operations and could result in significant fines for violations. Our business is subject to extensive federal and state regulations that govern, among other things:

•	Medicare;

•	Medicaid;

•	other government-funded reimbursement programs;

•	reporting requirements;

•	certification and licensing standards for home health agencies; and

•	in some cases, certificate-of-need.

     These regulations may affect our participation in Medicare, Medicaid, and other federal health care programs from which we derive a substantial portion of our revenues. We also are subject to a variety of federal and state regulations that prohibit fraud and abuse in the delivery of health care services. These regulations include, among other matters, licensure and accreditation requirements, government healthcare program participation requirements, reimbursement for patient services, and Medicare and Medicaid fraud and abuse.

     We are subject to numerous initiatives on both the federal and state levels for comprehensive reforms affecting the payment for and availability of health care services. Currently proposed or future health care legislation or other changes in the administration or interpretation of governmental health care programs may have a negative effect on our business. Concern about the potential effects of proposed reform measures has contributed to volatility in the price of securities of other companies in health care and related industries and may similarly affect the price of our common stock in the future.

     We cannot assure you that we will not be affected adversely by possible future changes in medical and health regulations, and changes in law and regulation occur with some frequency.

     The latest legislation that affects us is the Medicare Prescription Drug, Improvement and Modernization Act (“DIMA”) which became law on December 8, 2003. While the immediate effect of such legislation may be to increase in Medicare payments to home health care providers somewhat, to the extent DIMA is successful in achieving one of its goals to encourage Medicare beneficiaries to the join managed care organizations, our number of potential patients would be reduced as would the amount received per patient.

     Failure to comply with applicable federal and state regulations will subject us to fines, penalties or expulsion from participation in government programs.

     As part of the extensive federal and state regulation of the home health care business, we are subject to increased periodic audits, examinations and investigations conducted by or at the direction of governmental investigatory and oversight agencies. Violations of fraud and abuse statutes and regulations could result in a provider’s expulsion from government healthcare programs as well as significant fines and penalties, and significant repayments for patient services previously billed. Our exclusion from any one of these government programs could have a material adverse effect on our business.

     In 1999, we uncovered certain improprieties stemming from the unauthorized conduct of an agency director in our Monroe, Louisiana location which we had previously acquired. Following an internal investigation, we voluntarily disclosed the problems to the Office of the Inspector General (the “OIG”).

Following an extensive series of audits, we and the OIG reached a settlement in August 2003, whereby we agreed to repay a total of $1.16 million to the government in three annualized payments that conclude in 2005. As part of the settlement, we also executed a three-year Corporate Integrity Agreement (“CIA”) which requires that we:

•	maintain our current compliance program;

•	specify additional training requirements;

•	conduct annual, independent audits of the Monroe agency; and

•	timely disclose and repay any overpayments or potential fraud or abuse of which we become aware.

     There are stipulated penalties for various violations of the CIA. Egregious violations of the CIA could result in our exclusion from further participation in government-funded health programs. We have designated a Chief Compliance Officer to ensure ongoing compliance with the terms and conditions of the CIA as well as compliance with all other applicable laws, rules, and regulations. Any acquired businesses will be subject to the provisions of the CIA.

     We believe that we are in compliance with all state and federal legal fraud and abuse provisions and all other applicable government laws and regulations. Our compliance with these laws and regulations may be subject to future government review and interpretation and possible regulatory actions currently unknown or unasserted. If we are found to be in violation of any of these provisions, it could have a material adverse effect on our business.

     We operate our agencies under licenses issued and regulated by the respective states in which they are located. Each agency is subject to periodic surveys and complaint-based surveys. If a survey identifies violations of state standards, the agency typically is afforded a grace period in which to comply or otherwise lose its license to operate. We use a Clinical Operations Department staffed by regional personnel to prepare each agency for these surveys and respond when those surveys identify potential problems or when plans-of-correction are required to bring the agency back into compliance. If we are found to be in violation of any of these state standards, it could have a material adverse effect on our business.

   Compliance with HIPAA requirements will require additional systems conversions and consequent expense which we are unable to recover from our patients.

     The Health Insurance Portability and Accountability Act (“HIPAA”) was enacted in 1996 to ensure health insurance portability, reduce health care fraud and abuse, guarantee security and privacy of health information and enforce standards for health information. As of April 14, 2003, organizations were required to comply with certain HIPAA provisions relating to security and privacy. We believe we have met this requirement. We are enhancing systems’ security and training all personnel, as required by HIPAA.

     HIPAA covered health care providers were required to comply with the statute’s electronic health care Transactions and Code Set requirements by October 16, 2002, or secure automatic one-year extensions to the deadline. Prior to the regulatory deadline, we and our subsidiaries secured the automatic one year extension in accordance with the directives of CMS. This automatic extension expired on October 16, 2003. As permitted by CMS, this deadline has further been extended by both Palmetto GBA (the Company’s fiscal intermediary) and many of the state Medicaid agencies to which we submit billings. To date, we have completed the conversion process for a majority of our operating entities, and all remaining entities will be fully converted prior to the deadlines imposed by individual payors. To the extent that other state Medicaid agencies have notified us that they are ready to receive submissions pursuant to the new HIPAA standards, we have already converted accordingly.

     There is a risk of substantial malpractice or other similar claims.

     The services we offer involve an inherent risk of professional liability and related substantial damage awards. Due to the nature of our business, we, and certain nurses who provide services on our behalf, may be the subject of medical malpractice claims. These nurses could be considered our agents in the practice of nursing and, as a result, we could be held liable for any of their medical negligence. We cannot predict the effect that any claims of this nature, regardless of their ultimate outcome, could have on our business or reputation or on our ability to attract and retain patients and employees. We maintain malpractice liability insurance of $1 million per occurrence and $3 million for all occurrences annually. Amounts above these limits are our responsibility.

   Reimbursements for services are delayed, which may result in liquidity problems.

     Our business is characterized by delays in reimbursement from when we provide services to when we receive reimbursement or payment for these services. If we have systems or other issues with Medicare, that may result in an even longer payment cycle. This timing delay may cause working capital shortages from time to time. As a result, working capital management, including prompt and diligent billing and collection, is an important factor in our results of operations and liquidity. We cannot assure you that industry trends will not further extend the collection period and impact adversely our working capital or that our working capital management procedures will successfully negate this risk. We are currently seeking to secure a credit facility, and have received a commitment therefore, although we cannot assure you that we will be successful in securing such a credit facility.

     If our relationships with other organizations deteriorate, our business will suffer.

     Our growth depends largely on our ability to establish close working relationships with hospitals, clinics, nursing homes, physician groups, health maintenance organizations, preferred provider organizations, and other health care providers. Although we have established such relationships, we cannot assure you that we will improve and maintain these relationships or develop new relationships in existing and future markets. Our inability to maintain, improve and develop relationships in the future could have a material adverse effect on our business, financial condition and results of operations.

     Our business is highly competitive.

     We compete with hospitals, nursing homes, and other businesses that provide home health care services, some of which are large established companies that have significantly greater resources than we do. Our only national competitor, Genteva, Inc., has not to date entered most of the areas we serve. Our main competition comes from competitors in each of our markets, and primarily consist of different privately-owned or hospital-owned health care providers in each region we serve. Competition takes place on the basis of availability of personnel, quality and expertise of services and the value and price of services. Increased competition in the future from existing competitors or new entrants may limit our ability to maintain or increase our market share.

     Some of our existing potential new competitors may enjoy greater name recognition, and greater financial, technical and marketing resources than we do. This may permit our competitors to devote greater resources than we can to the development and promotion of services. These competitors also may engage in more extensive research and development, undertake more far-reaching marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to existing and potential employees and clients.

     We expect our competitors to develop new strategic relationships with providers, referral sources and payors, which could result in increased competition. The introduction of new and enhanced services, acquisitions and industry consolidation and the development of strategic relationships by our competitors could cause a decline in revenues or loss of market acceptance of our services or price competition or make our services less attractive. Additionally, we compete with a number of tax-exempt nonprofit organizations that can finance acquisitions and capital expenditures on a tax-exempt basis or receive charitable contributions that are unavailable to us.

     We cannot assure you that we will be able to compete successfully against current or future competitors or that competitive pressures will not have a material adverse effect on our business, financial condition and results of operations.

     We expect that industry forces will have an impact on us and our competitors. In recent years, the health care industry has undergone significant changes driven by efforts to reduce costs. The changes in our industry caused even greater competition among home healthcare and healthcare businesses generally. If we are unable to react competitively to new developments, our operating results may suffer.

     An inability to attract and retain skilled workers would adversely affect us.

     We rely significantly on our ability to attract and retain caregivers who possess the skills, experience and licenses necessary to meet the requirements of our patients. We compete for home health care services personnel with other providers of home health care services. We must evaluate and expand our network of caregivers continually to keep pace with our patients’ needs. Currently, competition for nursing personnel is increasing and salaries and benefit costs have risen. To date, we have through salary increases been able to meet our needs, but any inability to continue to increase the number of caregivers we recruit would adversely affect our potential for growth. Our ability to attract and retain caregivers depends on several factors, including our ability to provide such caregivers with attractive assignments and competitive benefits and salaries. We cannot assure you that we will succeed in any of these areas. The cost of attracting caregivers and providing them with attractive benefit packages may be higher than anticipated and, as a result, if we are unable to pass these costs on to patients, our profitability could decline. Moreover, if we are unable to attract and retain caregivers, the quality of our services may decline and, as a result, we could lose certain patients.

Risks Related to Our Company

     We depend on Medicare for substantially all of our revenues.

     For the years ended December 31, 2002, 2001 and 2000, the percentage of our revenues derived from Medicare was 88%, 88% and 90%, respectively. Our revenues and profitability are affected by the continuing efforts of all third-party payors to contain or reduce the costs of health care by lowering reimbursement rates, narrowing the scope of covered services, increasing case management review of services and negotiating reduced contract pricing. Any changes in reimbursement levels from these third-party payor sources and any changes in applicable government regulations could have a material adverse effect on our revenues and profitability. Changes in the mix of patients among Medicare, Medicaid and other payor sources also may impact our revenues and profitability. We can provide no assurance that we will continue to maintain the current payor or revenue mix.

     Medicare liabilities may be payable by us in the future. Medicare liabilities may be subject to audit or review, and we may owe additional amounts beyond what we expected.

     At September 30, 2003, we estimated an aggregate payable to Medicare of $11.5 million, of which we classified $8.4 million as current liabilities and $3.1 million as long-term Medicare liabilities. We also estimated aggregate overpayments by Medicare of $5.7 million for the fiscal year ended December 31, 2000. Of this amount, $4.5 million is attributable to aggregate overpayments and of that, $4.4 million was related to a one-time advance by Medicare. These amounts currently are being repaid to Medicare in thirty-six (36), forty-eight (48), or sixty (60) equal monthly installments pursuant to agreements we reached with CMS during 2002 and 2003, including interest of 12.625%. We may prepay the obligation, which is unsecured and contains no financial covenants, at any time without penalty, and, on November 25, 2003, we prepaid approximately $4,300,000 of such indebtedness with a portion of the proceeds of a private placement of our common stock. However, should we fail to pay any other installment on the due date, CMS may withhold the full amount of principal due under the relevant agreement from any amounts otherwise due to us.

     For the cost report years ended 1999 and prior, we have an estimated net payable of $4.5 million, all of which is reflected in current liabilities on our balance sheet. Of this amount, $3.5 million is related to a bankrupt subsidiary, Alliance Home Health, Inc. (“Alliance”), and to various providers that we closed prior to 1999. During the quarter ended September 30, 2003, we received $1.6 million related to the finalization of cost reports for fiscal year 1999. The fiscal intermediary, acting on behalf of CMS, has finalized cost reports for most, but not all, of our provider numbers for the fiscal years ended December 31, 1999 and 2000. However, the fiscal intermediary is entitled to reopen settled cost reports for up to three years after issuing final assessments.

We reserved an additional $1.0 million during the fourth quarter of 2002 after receiving notice from the fiscal intermediary that it had reopened previously settled cost reports for fiscal year 1997. We also recorded a liability of $1.3 million to cover estimated additional settlement liabilities, and the possibility that the fiscal intermediary may reopen previously settled cost reports. As a result, our estimated liabilities may change and we may incur additional costs. These additional liabilities may be significant.

     Our insurance liability coverage may not be sufficient for our business needs.

     We maintain professional liability insurance for us and our subsidiaries with a $1 million limit on each occurrence and a $3 million limit in aggregate annually. However, we cannot assure you that claims will not be made in the future in excess of the limits of such insurance, if any, nor can we assure you that any such claims, if successful and in excess of such limits, will not have a material adverse effect on our ability to conduct business or on our assets. Our insurance coverage also currently includes fire, property damage and general liability with varying limits. Although we maintain insurance consistent with industry practice, we cannot assure you that the insurance we currently maintain will satisfy claims made against us. In addition, we cannot assure you that insurance coverage will continue to be available to us at commercially reasonable rates, in adequate amounts or on satisfactory terms.

     Any claims made against us, regardless of their merit or eventual outcome, could damage our reputation and business. From December 31, 1998 to November 9, 2000, we were insured for risks associated with professional and general liability by an insurance company that currently is in liquidation and may not be able to pay or defend claims incurred by us during this period, and our current insurance does not cover any such claims. We do not, however, believe that the ultimate resolution of current claims will be materially different from reserves established for them or that any material claims will be made in the future based on occurrences during that period.

     Our acquisition strategy entails many operating and integration risks and we may incur future liabilities related to our acquisitions.

     Recently, our strategic focus has been on the acquisition of small to medium sized home health providers, or of certain of their assets, in targeted markets. These acquisitions have involved risks and uncertainties, none of which have been material to date, including:

•	difficulties integrating acquired personnel and other corporate cultures into our business;

•	difficulties in integration of information systems;

•	the potential loss of key employees or customers of acquired companies;

•	reduction of cash flow due to transfer of managed case contracts;

•	the assumption of liabilities and exposure to unforeseen liabilities of acquired companies;

•	reduction of patient assignments by hospitals which are sellers of home health care agencies to us;

•	the acquisition of an agency with undisclosed compliance problems; and

•	the diversion of management attention from existing operations.

     Any of these problems that occur in future acquisitions could be material.

     In 1999, we uncovered certain improprieties stemming from the unauthorized conduct of an agency director in our Monroe, Louisiana location. Following an internal investigation, we voluntarily disclosed the problems to the Office of the Inspector General (the “OIG”).

Following an extensive series of audits, we and the OIG reached a settlement in August 2003, whereby we agreed to repay a total of $1.16 million to the government in three annualized payments that conclude in 2005. As part of the settlement, we also executed a three-year Corporate Integrity Agreement (“CIA”) which requires that we:

•	maintain our current compliance program;

•	specify additional training requirements;

•	conduct annual, independent audits of the Monroe agency; and

•	timely disclose and repay any overpayments or potential fraud or abuse of which we become aware.

     In addition, we may not be able to fully integrate the operations of the acquired businesses with our current business structure in an efficient and cost-effective manner. The failure to integrate any of these businesses effectively could have a material adverse effect on us.

     In previous acquisitions, we attempted to determine the nature and extent of any pre-existing liabilities, and have obtained indemnification rights from the previous owners for acts or omissions arising prior to the date of the acquisition. However, resolving issues of liability between the parties could involve a significant amount of time, manpower and expense. There is no assurance that we will be successful in securing indemnification. If we were unsuccessful in a claim for indemnity from a seller, the liability imposed could affect us adversely.

     Our acquisitions may impose strains on our existing resources.

     As a result of our past and current acquisition strategy, we have grown significantly over the last three years. As we continue to grow in both revenue and geographical scope, our growth could stretch our resources, including management, information systems, regulatory compliance, logistics and other controls. For example, if our number of locations exceeds 99, our computer software will need significant modification, and if our growth increases the need for additional corporate office personnel, we will need additional space. We cannot assure you that our resources will keep pace with our anticipated growth. If we do not maintain our expected pace of growth, our future prospects could be materially adversely affected.

     We face competition for attractive acquisition candidates.

     We intend to grow significantly through the continued acquisition of additional home health care agencies. We face competition for acquisition candidates, which may limit the number of acquisition opportunities available to us and may lead to higher acquisition prices. We cannot assure you that we will be able to identify suitable acquisitions or available market share in the future or that any such opportunities, if identified, will be consummated on favorable terms, if at all. In the absence of such successful transactions, we cannot assure you that we will experience further growth, nor can we assure you that any such transactions, if consummated, will result in further growth.

     We may require additional capital to pursue our acquisition strategy.

     At September 30, 2003, we had cash and cash equivalents of $10,064,000 and, following our recent private placement of common stock on November 25, 2003, our cash and cash equivalent position was approximately $26.8 million. Based on our current plan of operations, including acquisitions, we cannot assure you that this amount will be sufficient. We cannot readily predict the timing, size and success of our acquisition efforts and the associated capital commitments. If we do not have sufficient cash resources, our growth could be limited unless we obtain additional equity or debt financing.

     Until recently, we had a working capital deficit.

     At September 30, 2003, we had a working capital deficit of $6.6 million, although included in this amount was $4.5 million owed by a subsidiary currently in bankruptcy, estimates of amounts due to Medicare and other accruals which may not be necessary to be fully liquidated within twelve months. Following our recent private placement of common stock, our working capital deficit was eliminated and we had positive working capital of approximately $17 million. We believe that this amount, together with expected cash flows from operations, will be sufficient to meet our working capital needs and to fund capital expenditures for the foreseeable future, but that it will not be sufficient to enable us to fund attractive acquisitions. We have received a commitment from a lender for a line of credit of up to $25 million but we cannot assure you that we will be successful in securing such a credit facility, in which case we may have to forgo attractive acquisition opportunities.

     We depend on the continued services of our senior management.

     Our success depends upon the continued employment of senior management officials, including our Chief Executive Officer, William F. Borne, our Chief Financial Officer, Gregory H. Browne and our Chief Operating Officer, Larry R. Graham. We maintain key employee life insurance of $4.5 million on Mr. Borne’s life and have entered into employment agreements with each of Mr. Borne, Mr. Browne and Mr. Graham, and have no other employment contracts with any of our executive officers. The departure of any of our senior management may materially adversely affect our operations.

     Mr. Borne has a five-year employment agreement effective January 1, 1999, providing for annual one-year renewals unless either party gives 30-day written notice of an election not to renew before the expiration of the term. The agreement provides for a base salary of $250,000 annually, with yearly increases of the greater of (i) 6%, (ii) the percentage increase, if any, of a specified consumer price index or (iii) $25,000. The agreement also provides for the issuance of stock and stock options, an annual bonus up to 100% of the base salary then in effect for the applicable year if the Company’s operating income (loss) equals or exceeds the Company’s budgeted projection for such year as approved by the Board, payment of an additional cash bonus sufficient to pay any taxes incurred as a result of the issuance of stock, stock grants or stock options, and payment of additional benefits such as an automobile allowance, education benefits, participation in Company benefit plans and life insurance benefits. The Board is permitted to defer the annual salary increase for up to three months.

     If Mr. Borne’s employment is terminated due to death, disability, without cause, upon Company default of the agreement, following a change of control of the Company, upon termination by the Company relating to automatic extensions of the agreement, or upon termination by Mr. Borne for failing to be elected to the Board, he will be entitled to receive the greater of the base salary he would have received had his employment continued for the remaining term of the agreement or an amount equal to one month’s base salary for each $10,000 of total compensation he received in either (i) the highest of the last five years of the agreement or (ii) an amount equal to 150% of the total base salary for the previous fiscal year, whichever is greater. Compensation includes all salary, bonuses, stock, benefits, and personal perquisites, whether in cash or property. In addition, he will be entitled to receive all of the benefits and person perquisites provided under the agreement, including but not limited to, automobile expenses, health and life insurance premiums and benefits, stock grants, and stock options during the period of time which is the greater of the remaining term of the agreement, or the number of months calculated by dividing $10,000 into his total compensation.

     Messrs. Graham and Browne each have employment agreements with the Company of indefinite duration, providing for an annual base salary ($180,000 for Mr. Graham, $165,000 for Mr. Browne) with minimum yearly increases, annual stock options and an annual bonus ($90,000 for Mr. Graham and $83,500 for Mr. Browne) if the Company’s operating income (loss) equals or exceeds the Company’s budgeted projection for such year as approved by the Board, and potentially higher amounts upon the attainment of certain performance criteria. The agreements also provide for additional benefits such as participation in employee health plans. If Mr. Graham is terminated without cause or following a change of control of the Company, he is entitled to severance compensation in an amount equal to eighteen months of his base salary. If Mr. Browne is terminated without cause he is entitled to severance compensation in an amount equal to six month’s base salary, or in the case of a termination following a change of control of the Company, twelve month’s base salary.

     We depend on information systems.

     Our business is reliant on information systems and any disruption could impact our operations or profitability. These systems include software developed in-house, systems provided by external contractors, and other service providers. We do not have a formal disaster recovery plan in place, but we have not encountered any material system failures since our central processing center was implemented in 2001. We perform daily in house back up of our system and full system back ups weekly, all of which are kept off site, and we have in-house capabilities to use alternate components if a critical component should fail. A major catastrophic event at our Baton Rouge site would case a disruption to our processing, which could be material, although we maintain generator capacity in the event of a power outage. We also have a back up site in Florida which we could use for our critical billing and payroll applications. We do not have business interruption insurance.

     We are defending class action lawsuits that may require us to pay substantial damage awards.

     On August 23 and October 4, 2001, two class action lawsuits were filed, on behalf of all purchasers of our common stock between November 15, 2000 and June 13, 2001, against us and three of our executive officers. These suits, which were filed in the United States District Court for the Middle District of Louisiana, have now been consolidated and seek damages based on the decline in our stock price following an announced restatement of earnings for the fourth quarter of 2000 and first quarter of 2001. The suits allege that we knew or were reckless in not knowing the facts giving rise to the restatement. We are vigorously defending these lawsuits, which have been certified as class actions, although we are appealing this determination. We have insurance coverage for an amount in excess of $100,000 up to $4,000,000. We believe our insurance coverage is sufficient in respect to any amounts which may be awarded and, therefore, have not recorded any liabilities in our financial statements. However, we cannot assure you that the final resolution will fall within our insurance coverage amounts.

     Our stock has low trading volume and a number of factors beyond our control may adversely affect our stock price.

     The average daily trading volume for our common stock historically has been low, with an average daily trading volume for the twelve months ended December 31, 2003 of approximately 33,000 shares. As a result, our common stock may not be highly liquid. Moreover, the price and trading levels of our common stock may be affected negatively by a number of factors outside of our control, including:

•	sales of stock by significant stockholders;

•	announcements of changes in Medicare or other third party reimbursements;

•	announcements of other legislative changes in the healthcare industry;

•	quarterly fluctuations in our revenues or other financial results;

•	announcements by our competitors; and

•	investor perceptions about us and our business and financial results.

     Our subsidiary, Alliance Home Health, Inc., filed a Chapter 7 bankruptcy petition, and there is a risk that we will be held responsible for some or all of its $4.2 million of liability.

     Alliance, our wholly-owned subsidiary (which we acquired in 1998 and ceased operations in 1999), filed for Chapter 7 Federal bankruptcy protection with the United States Bankruptcy Court in the Northern District of Oklahoma on September 29, 2000. A trustee was appointed for Alliance in 2001. Until the contingencies associated with the liabilities are resolved, the consolidated financial statements incorporated by reference in this private placement memorandum will continue to consolidate Alliance, which has net liabilities of $4.2 million. It is possible that we will be held responsible for some of these liabilities.

     Our Board of Directors may utilize anti-takeover provisions or issue stock to discourage control contests.

     Our Certificate of Incorporation authorizes us to issue up to 30,000,000 shares of common stock and 5,000,000 shares of undesignated Preferred Stock. Our Board of Directors may cause us to issue additional stock to discourage an attempt to obtain control over us. For example, shares of stock could be sold to purchasers who might support the Board of Directors in a control contest or could be sold to dilute the voting or other rights of a person seeking to obtain control. In addition, the Board of Directors could cause us to issue Preferred Stock entitling holders to:

•	vote separately on any proposed transaction;

•	convert preferred stock into common stock;

•	demand redemption at a specified price in connection with a change in control; or

•	exercise other rights designed to impede a takeover.

     In addition, the issuance of additional shares may, among other things, dilute earnings and equity per share of common stock and voting rights of the common stockholders.

     We have implemented other anti-takeover provisions or provisions that could have an anti-takeover effect, including (1) advance notice requirements for director nominations and stockholder proposals and (2) a stockholder rights plan, colloquially known as a “poison pill.” These provisions, and others that the Board of Directors may adopt hereafter, may discourage offers to acquire us and may permit our Board of Directors to choose not to entertain offers to purchase us, even if such offers include a substantial premium to the market price of our stock. Therefore, our stockholders may be deprived of opportunities to profit from a sale of control.

WHERE YOU CAN FIND MORE INFORMATION

     This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information contained in this prospectus or incorporated by reference. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front page of this prospectus, regardless of the time of delivery of this prospectus or any sale of common stock.

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read, without charge, and copy the documents we file at the SEC’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois, under SEC File No. 000-24260. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at no cost from the SEC’s website at http://www.sec.gov.

     We incorporate by reference the filed documents listed below, except as superseded, supplemented or modified by this prospectus, and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”):

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2002;

•	our Quarterly Report on Form 10-Q for the quarter ended September 30, 2003;

•	our Quarterly Report on Form 10-Q for the quarter ended June 30, 2003;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003;

•	our Current Report on Form 8-K, filed February 6, 2004;

•	our Current Report on Form 8-K, filed December 10, 2003;

•	our Current Report on Form 8-K, filed November 12, 2003;

•	our Current Report on Form 8-K, filed November 10, 2003;

•	our Current Report on Form 8-K, filed November 5, 2003;

•	our Current Report on Form 8-K/A, filed October 17, 2003;

•	our Current Report on Form 8-K, filed September 16, 2003;

•	our Current Report on Form 8-K, filed August 19, 2003;

•	our Current Report on Form 8-K, filed August 19, 2003;

•	our Current Report on Form 8-K, filed August 13, 2003;

•	our Current Report on Form 8-K, filed August 7, 2003;

•	our Current Report on Form 8-K, filed May 20, 2003;

•	our Current Report on Form 8-K, filed May 13, 2003;

•	our Current Report on Form 8-K, filed March 14, 2003;

•	our Current Report on Form 8-K, filed February 4, 2003;

•	our Current Report on Form 8-K, filed January 31, 2003; and

•	our definitive Proxy Statement for our Annual Meeting of Stockholders held on June 12, 2003.

     The reports and other documents that we file after the date of this prospectus will update, supplement and supersede the information in this prospectus. You may request and obtain a copy of these filings, at no cost, by writing or telephoning us at the following address or phone number:

Amedisys, Inc.
11100 Mead Road, Suite 300
Baton Rouge, Louisiana 70816
(800) 467-2662
Attn: Greg Browne

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus, including the documents that we incorporate by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act. Any statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. These statements are often, but not always, made through the use of words or phrases such as “anticipate,” “estimate,” “plans,” “projects,” “continuing,” “ongoing,” “expects,” “management believes,” “we believe,” “we intend” and similar words or phrases. Accordingly, these statements involve estimates, assumptions and uncertainties that could cause actual results to differ materially from those expressed in them. Any forward-looking statements are qualified in their entirety by reference to the factors discussed throughout this prospectus.

     Because the risk factors referred to above, as well as the risk factors beginning on page 6 of this prospectus, could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us or on our behalf, you should not place undue reliance on any forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

SECURITY HOLDERS

     We are registering for resale shares of our common stock held by the security holders identified below. The security holders acquired the resale shares from us in a private placement. Jefferies & Company, Inc. and Raymond James & Associates, Inc. assisted us in connection with selling the resale shares in the private placement. We also are registering for resale shares of our common stock issuable upon exercise of warrants we issued to Jefferies & Company, Inc. and Raymond James & Associates, Inc. as compensation in the private placement. We are registering the shares to permit the security holders, the placement agents and their respective pledgees, donees, transferees and other successors-in-interest that receive their shares from a stockholder as a gift, partnership distribution or other non-sale related transfer after the date of this prospectus to resell the shares when and as they deem appropriate. The following table sets forth:

•	the name of the security holders,

•	the number and percent of shares of our common stock that the security holders beneficially owned prior to the offering for resale of the shares under this prospectus,

•	the number of shares of our common stock that may be offered for resale for the account of the security holders under this prospectus, and

•	the number and percent of shares of our common stock to be beneficially owned by the security holders after the offering of the resale shares (assuming all of the offered resale shares are sold by the security holders).

     The number of shares in the column “Number of Shares Being Offered” represents all of the shares that each security holder may offer under this prospectus. We do not know how long the security holders will hold the shares before selling them or how many shares they will sell and we currently have no agreements, arrangements or understandings with any of the security holders regarding the sale of any of the resale shares. The shares offered by this prospectus may be offered from time to time by the security holders listed below.

     This table is prepared solely based on information supplied to us by the listed security holders, any Schedules 13D or 13G and Forms 3 and 4, and other public documents filed with the SEC, and assumes the sale of all of the resale shares. The applicable percentages of beneficial ownership are based on an aggregate of 11,862,581 shares of our common stock issued and outstanding on December 1, 2003, adjusted as may be required by rules promulgated by the SEC.

	Shares Beneficially Owned			Shares Beneficially Owned
	Prior to Offering		Number of	After Offering
			Shares Being
Security Holders	Number	Percent	Offered	Number	Percent

JPMorgan Multi-Manager Small Cap Growth Fund(1)	36,900	*	36,900	0	*
Phoenix State Street Research Small Cap Growth Series Fund(1)	6,100	*	6,100	0	*
State Street Research Emerging Growth Fund(1)	120,400	*	120,400	0	*
State Street Research Asset Allocation Fund(1)	37,900	*	37,900	0	*
State Street Research Small Capitalization Growth Group Trust(1)	3,700	*	3,700	0	*
Prism Partners I, L.P. (2)	50,000	*	50,000	0	*
Prism Partners II Offshore Fund(2)	50,000	*	50,000	0	*
Telion Fund I, LP (3)	30,000	*	30,000	0	*
Southwell Partners, L.P. (4)	468,099	3.97	400,000	68,099	*
Principled Capital Management LLC(5)	140,000	1.19	140,000	0	*
Blue Grass Fund LP(6)	35,000	*	35,000	0	*
Accipiter Life Sciences Fund, LP(7)	80,500	*	80,500	0	*
Accipiter Life Sciences Fund (QP), LP(7)	56,140	*	56,140	0	*
Accipiter Life Sciences Fund, Ltd. (7)	78,360	*	78,360	0	*
SF Partners I Limited Partnership(8)	25,000	*	25,000	0	*
Asset Management(9)	20,466	*	9,000	11,466	*
Symmetry Capital Qualified Partners, L.P. (9)	6,017	*	2,639	3,378	*
Symmetry Capital Partners, L.P.(9)	10,414	*	5,783	4,631	*
Symmetry Capital Offshore Fund LTD(9)	4,862	*	2,578	2,284	*
Theory Capital LLC(10)	501,200	4.25	250,000	251,200	2.13
Platinum Partners Value Arbitrage Fund LP(11)	30,000	*	30,000	0	*
RAM Trading, Ltd.(12)	150,000	1.27	150,000	0	*
US Bank Asset Management(13)	300,000	2.55	300,000	0	*
Jefferies & Company, Inc.(14)	57,000	*	57,000	0	*
Raymond James & Associates, Inc.(15)	38,000	*	38,000	0	*

*	Less than 1%

(1)	State Street Research Investment Services, Inc. (“SSRIS”), a subsidiary of State Street Research Management Company, One Financial Center, Boston, MA 02111 (“SSRM”), is a registered broker-dealer and an NASD member. SSRIS is a limited purpose broker-dealer engaged primarily in the distribution of securities of registered investment companies managed by SSRM. SSRM is the investment advisor to the Security Holder. SSRM may be deemed the beneficial owner of securities owned by the funds and/or accounts that it manages. However, SSRM disclaims beneficial ownership of all such shares.

(2)	Weintraub Capital Management, 44 Montgomery Street, Suite 4100, San Francisco, CA 94104, exercises dispositive power with respect to the shares of Common Stock offered in this prospectus.

(3)	Telion Capital LLC, P.O. Box 150751, Nashville, TN 37215, exercises dispositive power with respect to the shares of Common Stock offered in this prospectus.

(4)	Southwell Partners, L.P., 1901 N. Akard St., Dallas, TX 75201, exercises dispositive power with respect to the shares of Common Stock offered in this prospectus.

(5)	Principled Capital Management LLC, 666 Fifth Avenue, 34th Floor, New York, NY 10103, exercises dispositive power with respect to the shares of Common Stock offered in this prospectus.

(6)	Bluegrass Growth Fund LP, 200 E. 72nd Street, Apt. 10L, New York, NY 10021, exercises dispositive power with respect to the shares of Common Stock offered in this prospectus.

(7)	Accipiter Capital Management LLC, 153 East 53rd Street, 55th Floor, New York, NY 10022, exercises dispositive power with respect to the shares of Common Stock offered in this prospectus.

(8)	SF Management Group Inc., 311 S. Wacker Drive, Suite 4990, Chicago, IL 60606, exercises dispositive power with respect to the shares of Common Stock offered in this prospectus. The general partners of SF Partners I Limited Partnership are the general directors of SF Investments, which is a registered broker-dealer

(9)	Symmetry Capital, One Montgomery St., Suite 3300, San Francisco, CA 94104, exercises dispositive power with respect to the shares of Common Stock offered in this prospectus.

(10)	Theory Capital LLC, 600 New Hampshire Ave, NW, Washington DC 20037, exercises dispositive power with respect to the shares of Common Stock offered in this prospectus.

(11)	Platinum Partners Value Arbitrage Fund LP, 152 West 57th Street, 54th Fl., New York, NY 10019, exercises dispositive power with respect to the shares of Common Stock offered in this prospectus.

(12)	Ritchie Capital Management, 2100 Enterprise Avenue, Geneva, IL 60134, exercises dispositive power with respect to the shares of Common Stock offered in this prospectus.

(13)	US Bank Asset Management, BC-MN-H05R, 800 Nicollet Mall, Minneapolis, MN 55402. The shares shown represent shares owned by the following funds as to which the selling shareholder has dispositive power: US Bank, NA Cust FBO Endeavor LP, US Bank, NA Cust FBO First American Insurance Portfolios Sm Cap Growth Fund, US Bank, NA Cust FBO John J. Frautschi Life Trust, US Bank, NA Cust FBO First American Small Cap Growth Opportunities Fund, US Bank, NA Cust FBO Lyndhurst Associates Microcap, M&I Bank as Custodian for Milwaukee Jewish Foundation, US Bank, NA Cust FBO Greater Milwaukee Foundation, US Bank, NA Cust FBO Oregon Retail Employees Pension Trust, US Bank, NA Agent u/a Henry Posner III Agency dtd 1/1/2003, US Bank, NA Cust FBO Posner Partners Microcap, US Bank, NA Agent u/a Paul M. Posner Agency dtd 1/1/2003, US Bank, NA Cust FBO Springfield, MO Police & Firemen’s Retirement Fund, US Bank, NA Cust FBO Electrical Construction Workers Pension Plan, US Bank, NA Cust FBO St. Paul Electrical Construction Workers Supply Pension Plan, Mercantile Safe Deposit and Trust Company Cust FBO UFCW Union & Employers Health, US Bank, NA Tr u/w Edward S. Tallmadge Res Tr 2 dtd 2/27/1984, US Bank, NA Tr u/a Richard D Waterfield Tr dtd 10/19/199_?, and US Bank, NA Tr u/w Wm. Chester Children’s Tr dtd 2/3/1964.

(14)	Jefferies & Company, Inc. is a broker-dealer who acted as placement agent for our common stock private placement completed on November 26, 2003. As compensation, we issued Jefferies warrants to purchase an aggregate 57,000 shares of our common stock at $14.40 per share, and paid them an additional cash fee. The “Shares Beneficially Owned Prior to the Offering,” the “Number of Shares Being Offered,” and the “Shares Beneficially Owned After the Offering” are comprised entirely of shares underlying warrants.

(15)	Raymond James & Associates, Inc. is a broker-dealer who acted as placement agent for our common stock private placement completed on November 26, 2003. As compensation, we issued Raymond James warrants to purchase an aggregate 38,000 shares of our common stock at $14.40 per share, and paid them an additional cash fee. The “Shares Beneficially Owned Prior to the Offering,” the “Number of Shares Being Offered,” and the “Shares Beneficially Owned After the Offering” are comprised entirely of shares underlying warrants.

PLAN OF DISTRIBUTION

     The selling security holders may sell the shares being offered from time to time in one or more transactions:

•	on the Nasdaq National Market or otherwise;

•	in the over-the-counter market;

•	in negotiated transactions;

•	through broker-dealers, who may act as agents or principals;

•	through one or more underwriters on a firm commitment or best efforts basis;

•	through the writing of options on shares, whether the options are listed on an options exchange or otherwise; or

•	a combination of such methods of sale.

     The selling security holders may sell the shares at market prices prevailing at the time of sale, at prices related to those market prices or at negotiated prices. The selling security holders also may sell the shares pursuant to Rule 144 adopted under the Securities Act, as permitted by that rule. The selling security holders may effect transactions by selling shares directly to purchasers or to or through broker-dealers. The broker-dealers may act as agents or principals. The broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling security holders or the purchasers of the shares. The compensation of any particular broker-dealer may be in excess of customary commissions. Because the selling security holders and broker-dealers that participate with the selling security holders in the distribution of shares may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, the selling security holders will be subject to the prospectus delivery requirements of the Securities Act. Any commissions received by them and any profit on the resale of shares may be deemed to be underwriting compensation.

     The selling security holders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities. There is no underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling security holders.

     The shares will be sold through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

     Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of such distribution. In addition, each selling stockholder will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the selling security holders. We will make copies of this prospectus available to the selling security holders and have informed them of the need to deliver copies of this prospectus to purchasers at or prior to the time of any sale of the shares.

     We will bear all costs, expenses and fees in connection with the registration of the shares. The selling security holders will bear all commissions and discounts, if any, attributable to the sales of the shares. The selling security holders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

The selling security holders have agreed to indemnify certain persons, including broker-dealers and agents, against certain liabilities in connection with the offering of the shares, including liabilities arising under the Securities Act.

     Upon notification to us by a selling stockholder that any material arrangement has been entered into with broker-dealers for the sale or purchase of shares, we will file a supplement to this prospectus, if required, disclosing:

•	the name of the participating broker-dealers;

•	the number of shares involved;

•	the price at which such shares were sold;

•	the commissions paid or discounts or concessions allowed to such broker-dealers, where applicable;

•	that such broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

•	other facts material to the transaction.

     In addition, upon being notified by a selling stockholder that a donee or pledgee intends to sell more than 500 shares, we will file a supplement to this prospectus.

USE OF PROCEEDS

     We will not receive any of the proceeds from the sale of the resale shares by the security holders. All proceeds from the sale of the resale shares will be solely for the accounts of the security holders. However, we may receive proceeds from the exercise of the warrants by Jefferies & Company, Inc. and Raymond James & Associates, Inc., if they exercise the warrants for cash.

LEGAL MATTERS

     The validity of the issuance of the shares of common stock offered hereby will be passed upon for us by Correro Fishman Haygood Phelps Walmsley & Casteix, L.L.P., New Orleans, Louisiana.

EXPERTS

     The consolidated financial statements of Amedisys, Inc. as of and for the year ended December 31, 2002 , have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

     KPMG’s report refers to its audit of a 2001 balance sheet reclassification and transitional disclosures for 2001 and 2000 required by Statement of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets”, which was adopted by Amedisys, Inc. on January 1, 2002 to revise the 2001 and 2000 consolidated financial statements, as more fully described in Note 1 to the consolidated financial statements. However, KPMG was not engaged to audit, review, or apply any procedures to the 2001 and 2000 consolidated financial statements other than with respect to such reclassification and disclosures.

     The combined financial statements of Standard Home Health Care, Inc. and Cypress Health Services, LLC (collectively, Metro Preferred Home Care) as of and for the years ended December 31, 2002 and 2001, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

NOTICE REGARDING ARTHUR ANDERSEN LLP

     Arthur Andersen LLP audited our financial statements for the five years ended December 31, 2001. We have included information derived from these financial statements in this prospectus through incorporation by reference of certain documents filed by us with the SEC. On June 15, 2002, Arthur Andersen was convicted of obstruction of justice by a federal jury in Houston, Texas in connection with Arthur Andersen’s work for Enron Corp. On September 15, 2002, a federal judge upheld this conviction. Arthur Andersen ceased its audit practice before the SEC on August 31, 2002. Effective April 30, 2002, we terminated the engagement of Arthur Andersen as our independent auditors and engaged KPMG LLP to serve as our independent auditors. KPMG LLP has audited our financial statements for the years ended December 31, 2001 and 2002. Because of the circumstances currently affecting Arthur Andersen LLP, as a practical matter it may not be able to satisfy any claims arising from the provision of auditing services to us, including claims holders of notes may have that are available to security holders under applicable securities laws.

Amedisys, Inc. and subsidiaries
Pro Forma Condensed Consolidated Statement of Operations
For the nine months ended September 30, 2003
(In 000s, except per share data)

	Historical		Acquisition		Pro Forma
			Adjustments
	Amedisys	Metro
Income:
Net Service Revenue	$100,374	$11,336	$—		$111,710
Cost of service revenue	41,208	4,011	—		45,219

Gross margin	59,166	7,325	—		66,491
General and administrative expenses:
Salaries and benefits	30,204	2,639	—		32,843
Other	20,330	3,679	(66	)(a)	23,943

Total general and administrative expenses	50,534	6,318	(66)		56,786

Operating income	8,632	1,007	66		9,705
Other income (expense):
Interest income	59	1	—		60
Interest expense	(997)	(1)	(11	)(b)	(1,009)
Other income, net	482	—	—		482

Total other expense, net	(456)	—	(11)		(467)

Income before income taxes	8,176	1,007	55		9,238
Income tax expense	3,132	—	404	(c)	3,536

Net income	$5,044	$1,007	$(349)		$5,702

Basic weighted average common shares outstanding	9,507,000				9,670,000
Basic income per common share	$0.53				$0.59
Diluted weighted average common shares outstanding	9,756,000				9,919,000
Diluted income per common share	$0.52				$0.57

Notes to Pro Forma Consolidated Statement of Operations
Nine Months Ended September 30, 2003

The following notes set forth the adjustments made in preparing the unaudited Pro Forma Consolidated Statement of Operations for the nine months ended September 30, 2003.

(a) Reflects a net decrease in depreciation expense of $66 associated with the property and equipment acquired from Metro at the allocated purchase price based on the change in depreciation methods used to conform to Amedisys’ depreciation policy.

(b) Reflects an increase in interest expense of $11 associated with a Note Payable to Metro.

(c) Reflects an increase in income tax expense at the Company’s historical effective rate of 38%. Prior to this acquisition, Metro was a non-taxable entity.

F- 1

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus or any prospectus supplement. This prospectus is not an offer of these securities in any jurisdiction where an offer and sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.

TABLE OF CONTENTS

Page

Our Business
Risk Factors
Where You Can Find More Information
Disclosure Regarding Forward-
Looking Statements
Security Holders
Plan of Distribution
Use of Proceeds
Legal Matters
Experts
Pro Forma Financial Statements

1,995,000 Shares

Common Stock

Amedisys, Inc.

Prospectus

February 6, 2003

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

     The following table sets forth an estimate of the fees and expenses relating to the issuance and distribution of the securities being registered hereby, other than underwriting discounts and commissions, all of which shall be borne by Amedisys, Inc. (the “Registrant” or the “Company”). All of such fees and expenses, except for the SEC Registration Fee, are estimated:

SEC registration fee	$2,416.00
Transfer agent’s fees and expenses	2,000.00
Legal fees and expenses	50,000.00
Printing fees and expenses	5,000.00
Accounting fees and expenses	80,000.00
Miscellaneous fees and expenses	24,584.00

$164,000

Item 15. Indemnification of Officers and Directors

     The Company’s By-laws, as amended and restated, provide for indemnification of officers and directors to the fullest extent permitted by Section 145 of the Delaware General Corporation Law. The provisions of Article VII of the Company’s By-laws constitute a contract of indemnification between the Company and its officers and directors. Article VII, Section 6 of the Company’s By-laws permits the Company to purchase and maintain officers’ and directors’ liability insurance in order to insure against the liabilities for which such officers and directors are indemnified pursuant to Article VII, Section 1. The Company provides officers’ and directors’ liability insurance for its officers and directors.

     The Company has entered into indemnification agreements with certain of its directors and executive officers providing contractual indemnification by the Company to the fullest extent permissible under Delaware law.

     The Company and the security holders have agreed to indemnify each other and each other’s controlling persons, as applicable, against certain liabilities under the Securities Act in connection with this registration statement.

Item 16. Exhibits

a) Exhibits.

Exhibit
Number	Description of Document

5.0**	Opinion of Correro Fishman Haygood Phelps Walmsley & Casteix, L.L.P. as to the legality of the securities being registered.
10.1*	Form of Purchase Agreement by and among Amedisys, Inc. and the purchasers set forth on the signature pages thereto.
10.2*	Form of Warrants to be issued by Amedisys, Inc. to Raymond James & Associates, Inc. and Jefferies & Company, Inc.
23.1**	Consent of Correro Fishman Haygood Phelps Walmsley & Casteix, L.L.P. (included in Exhibit 5.0)
23.2**	Consent KPMG LLP
23.3	Consent of KPMG LLP
24	Power of Attorney. Reference is made to page II-3.

*	Incorporated by reference to Amedisys, Inc. Current Report on Form 8-K filed December 10, 2003.
**	Previously filed.

Item 17. Undertakings.

     The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that subparagraphs (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by these subparagraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Baton Rouge, State of Louisiana, on the 6th day of February 2004.

Amedisys, Inc.
By:

William F. Borne
Chief Executive Officer and
Chairman of the Board

     Pursuant to the requirements of the Securities Act of 1933, the following persons in the capacities and on the dates indicated have signed this Amendment No. 1 to Registration Statement below.

William F. Borne	Chief Executive Officer and Chairman of the Board	February 6, 2004

Gregory H. Browne	Principal Financial and Accounting Officer	February 6, 2004

Jake L. Netterville	*Director	February 6, 2004

David R. Pitts	*Director	February 6, 2004

Peter F. Ricchiuti	*Director	February 6, 2004

Ronald A. Laborde	*Director	February 6, 2004

*	Pursuant to power of attorney previously filed.

INDEX TO EXHIBITS

Exhibit
Number	Description of Document

5.0**	Opinion of Correro Fishman Haygood Phelps Walmsley & Casteix, L.L.P. as to the legality of the securities being registered.
10.1*	Form of Purchase Agreement by and among Amedisys, Inc. and the purchasers set forth on the signature pages thereto.
10.2*	Form of Warrants to be issued by Amedisys, Inc. to Raymond James & Associates, Inc. and Jefferies & Company, Inc.
23.1**	Consent of Correro Fishman Haygood Phelps Walmsley & Casteix, L.L.P. (included in Exhibit 5.0)
23.2**	Consent of KPMG LLP.
23.3	Consent of KPMG LLP.
24	Power of Attorney. Reference is made to page II-3.

*	Incorporated by reference to the Current Report on Form 8-K filed on December 10, 2003.

**	Previously filed.